April 15, 2026

Calvin Kung
Chief Executive Officer
Aperture AC
835 Wilshire Blvd. 5th Floor,
Los Angeles, CA, 90017

       Re: Aperture AC
           S-1/A filed April 06, 2026
           File No. 333-291583
Dear Calvin Kung:

       We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-1, Submitted April 6, 2026
Cover Page

1. We note that you disclose on the cover page, as well as elsewhere in the registration statement, that you may withdraw funds from the trust account in order to make income tax payments. We note that in Section 1(j) of the trust agreement indicates that any withdrawal from the trust in order to pay income taxes is limited to "interest earned on the (p)roperty." Revise to clarify, if true, that your ability to make withdrawals from the trust account is limited and cannot reduce the $10 per share deposited as part of this transaction.
Summary, page 1

2. We note that you state that the "completion window" is a period of "15 months from the closing of the offering." We also note that in the trust agreement references an 18 month period, which it defines as the "completion window." Revise your disclosure to clarify the reason why the registration statement and trust agreement appear to contemplate different time periods to close the transaction.
 April 15, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction